FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 26, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 26, 2004                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued -  Tuesday 26 October 2004, London


                               GLAXOSMITHKLINE PLC
                   APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

GSK announces that Julian Heslop, currently Senior Vice President, Operations Controller at GSK will succeed John Coombe as Chief Financial Officer of GlaxoSmithKline plc and will join the Board on John Coombe's retirement on 31st March 2005.

Sir Christopher Hogg, the Chairman of GSK, said "The Board warmly welcomes Julian Heslop as John Coombe's successor when John retires next year. In the months until John's retirement, the Board will be working closely with both him and Julian to ensure a smooth transition."

Commenting on his appointment Dr. JP Garnier, the Chief Executive of GSK, said "I am delighted to welcome Julian as the next Chief Financial Officer of GlaxoSmithKline. Julian is a superb executive and with his strong financial and leadership ability he will make a great contribution to GSK. I am particularly pleased that this appointment demonstrates the depth of management talent in the company."

Biographical details of Julian are given below.

S M Bicknell
Company Secretary
26th October 2004


Biographical Details


Age 50. Julian joined Glaxo Wellcome plc as Financial Controller on 1st April 1998. Following completion of the merger of Glaxo Wellcome and SmithKline Beecham in January 2001 he was appointed Senior Vice President, Operations Controller at GlaxoSmithKline plc. Prior to joining Glaxo Wellcome Julian held senior finance roles at Grand Metropolitan PLC.

Julian is a Fellow of the Institute of Chartered Accountants in England and Wales.

Note

The appointment of Julian Heslop as Executive Director and Chief Financial Officer was made by the Board on the recommendation of the Nominations Committee which is chaired by Sir Christopher Hogg and comprises two other independent Non-Executive Directors.






Enquiries:

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